UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Professional Trading Services Brokerage, LLC aka PTS Brokerage, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

125 Gaither Drive, Suite C
(No. and Street)

Mount Laurel	NJ	08054
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jeremy J Schank	856-802-9400	compliance@ptsbrokerage.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Romeo & Chiaverelli, LLC CPA's
(Name – if individual, state last, first, and middle name)

One Bala Ave, Suite 234	Bala Cynwyd	PA	19004
(Address)	(City)	(State)	(Zip Code)

09/01/2009	3721
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeremy J Schank _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Professional Trading Services Brokerage, LLC aka PTS Brokerage, LLC , as of 12/31 _____, 2 23 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
CFO


Notary Public

RONALD J FITZPATRICK JR.
Notary Public - State of New Jersey
My Commission Expires Feb 14, 2025

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

FINANCIAL STATEMENTS
SUPPLEMENTAL INFORMATION
INDEPENDENT ACCOUNTANT'S REPORT AND
OTHER MATTERS

PTS BROKERAGE, LLC

DECEMBER 31, 2023

PTS BROKERAGE, LLC

DECEMBER 31, 2023

TABLE OF CONTENTS

ROMEO & CHIAVERELLI, LLC
CERTIFIED PUBLIC ACCOUNTANTS
ONE BALA AVENUE   SUITE 234
BALA CYNWYD, PA 19004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
PTS Brokerage, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of PTS Brokerage, LLC
(the "Company"), as of December 31, 2023, and the related statements of operations, changes in
stockholders' equity and cash flows for the year then ended, and the related notes (collectively referred to
as the "financial statements"). In our opinion, the financial statements present fairly, in all material
respects, the financial position of the Company as of December 31, 2023, and the results of its operations
and its cash flows for the year ended December 31, 2023, in conformity with accounting principles
generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to
express an opinion on these financial statements based on our audit. We are a public accounting firm
registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are
required to be independent with respect to the Company in accordance with the U.S. federal securities
laws and the applicable rules and regulations of the Securities and Exchange Commission and the
PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that
we plan and perform the audit to obtain reasonable assurance about whether the financial statements are
free of material misstatement, whether due to error or fraud. Our audit included performing procedures to
assess the risks of material misstatement of the financial statements, whether due to error or fraud, and
performing procedures that respond to those risks. Such procedures included examining, on a test basis,
evidence regarding the amounts and disclosures in the financial statements. Our audit also included
evaluating the accounting principles used and significant estimates made by management, as well as
evaluating the overall presentation of the financial statements. We believe that our audit provides a
reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information, the Computation of Net Capital under Rule 15c3-1 of the Securities and
Exchange Commission and the Computation for Determination of Reserve Requirements and Information
Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange
Commission OR contained in schedules I and II, has been subjected to audit procedures performed in
conjunction with the audit of the Company's financial statements. The supplemental information is the
responsibility of the Company's management. Our audit procedures included determining whether the
supplemental information reconciles to the financial statements or the underlying accounting and other
records, as applicable, and performing procedures to test the completeness and accuracy of the

information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2009.



March 27, 2024

Bala Cynwyd, PA 19004

PTS BROKERAGE, LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2023

ASSETS
    Cash and Cash Equivalents $ 48,670
    Receivables   272,020
    Property and Equipment, Net   6,068
    Other Assets   37,261
TOTAL ASSETS $364,019

LIABILITIES & MEMBERS' EQUITY

LIABILITIES
    Accounts Payable & Accrued Expenses $ 188,834
    Legal Settlement $ 100,000
TOTAL LIABILITIES $ 288,834

MEMBERS' EQUITY $ 75,185

TOTAL LIABILITIES & MEMBERS' EQUITY $ 364,019

The accompanying notes are an integral part of these
financial statements

-3-

PTS BROKERAGE, LLC
STATEMENT OF OPERATIONS

For the Year Ended
DECEMBER 31, 2023

REVENUE	
Commissions	$465,454
Investment Advisory Fees	807,048
Mutual Fund Fees	118,911
Other Income	923
TOTAL REVENUE	1,392,336
OPERATING EXPENSES	
Employee Compensation	809,754
Occupancy and Equipment	20,915
Regulatory Fees	11,896
Technology and Communications	28,465
Other Expenses	28,912
TOTAL OPERATING EXPENSES	899,942
OTHER EXPENSES	
Client Legal Settlement	100,000
TOTAL OTHER EXPENSES	
NET INCOME	$392,394

The accompanying notes are an integral part of these financial statements

PTS BROKERAGE, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY

For the Year Ended
DECEMBER 31, 2023

Members' Equity, beginning of year	$149,875
Net Income	392,394
Less: Capital Distributions	(467,084)
Members' Equity, end of year	$ 75,185

The accompanying notes are an integral part of these
financial statements

PTS BROKERAGE, LLC
STATEMENT OF CASH FLOWS

For the Year Ended
DECEMBER 31, 2023

CASH FLOWS FROM OPERATING ACTIVITES

Net Income	$392,394
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Depreciation	1,800
(Increases) decreases in Operating Assets	
Operating Lease right-of-use	20,529
Other Assets	(22,619)
Receivables	(82,196)
Increases (decreases) in Operating Liabilities	
Operating Lease liability	(20,974)
Accounts Payable & Accrued Expenses	165,285
Net cash provided by Operating Activities	61,825
Total Adjustments	454,219
FINANCING ACTIVITES	
Capital Distributions	(467,084)
Net cash used for Financing Activities	(467,084)
Net cash decrease for period	(12,865)
Cash at beginning of period	60,627
Cash at end of period	$ 47,762

The accompanying notes are an integral part of these
financial statements

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies applied by management in the preparation of the financial statements.

Organization

PTS Brokerage, LLC (Company) was organized under the Laws of the State of New Jersey in 2001 and has been registered as a broker-dealer with the SEC and has been a member of the Financial Industry Regulatory Authority (FINRA) since August 2002. The Company sells mutual funds, life insurance products including variable annuities, provides investment advisory services and provides financial planning services to public customers. The Company is registered in fifteen (15) states to conduct securities transactions. Federal, state, and local income tax returns for years prior to 2020 are no longer subject to examination by tax authorities.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United of States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Property and equipment

Property and equipment are carried at cost, net of depreciation.

Income taxes

The Company, a limited liability company, has elected to be taxed for federal and state purposes as a proprietorship. As a result, the Company is not a taxpaying entity for federal or state income tax purposes and, accordingly, no income tax expense or tax benefit has been recorded in these financial statements. Income or losses from the Company are reflected on the Member's income tax returns.

PTS BROKERAGE, LLC
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2023

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue from contracts with customers

The Company recognizes revenue in accordance with FASB Accounting Standards Codification 606, "Revenue from Contracts with Customers" (ASC 606). Under ASC 606 revenue is recognized upon satisfaction of performance obligations by transferring control over goods or service to a customer.

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company has entered into contracts with mutual funds of their selling agents and others under which the Company receives selling and distribution commissions resulting from the sale of certain investment products to its customers, including the sale of certain classes of mutual funds shares and variable annuities. Selling and distribution commissions are paid up front based on a fixed percentage of share price, the price of investment product sold, or the value of specified transactions and are recognized at a point in time on the trade or sale date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing for the transaction is agreed upon, and the risks and reward of ownership have been transferred to/from the customer. A receivable is recognized if the commission is paid to the Company on a date subsequent to the trade date. Under contractions entered into with mutual funds or their selling agents and others, the Company also receives selling and distribution commissions that are paid over time based on a fixed percentage of the average daily balance of the customer's investment in a fund (12b-1 fees). The Company believes the performance obligation is satisfied over time and recognizes revenue associated with 12b-1 fees over the period to which such fees relate.

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently

Leases (continued)

recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for leases is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the re-measured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any period (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with short-term leases on a straight-line basis over the lease term.

NOTE B – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed a ratio of 15 to 1. At December 31, 2023 the ratio was 9.823 to 1. The Company complied with the exemptive provisions of Rule 15c3-3 under sub-paragraph (k)(1). All customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies, the sale of life insurance products including variable annuities, and providing investment advisory services. At December 31, 2023, the Company had net capital, as defined, of $29,405, which was $10,149 in excess of its required minimum net capital of $19,256.

NOTE D – SUBSEQUENT EVENTS

Events of the company subsequent to December 31, 2023 have been evaluated through March 27, 2024 which is the date the financial statements were available to be issued, for the purpose of identifying events requiring recording or disclosure in the financial statements for the year ended December 31, 2023.

PTS BROKERAGE, LLC
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2023

NOTE F – COMMITMENTS AND CONTINGENCIES

The Company can be subject to regulatory inquires that result in the assessment of fines or other sanctions. Management has determined that as of the date of the financial statement, no assessment of fines or other sanctions are imposed.

The company accrued a legal settlement expense as of December 31, 2023, due to an arbitration claim that reached settlement at mediation. The settlement agreement was fully executed on February 21, 2024.

SUPPLEMENTAL INFORMATION

PTS BROKERAGE, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2023

Total member equity from Statement of financial condition	$ 75,185
Non-Allowable Assets:	
Receivables	2,451
Other assets	43,329
Total Non-Allowable Assets	45,780
Net Capital	$ 29,405
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required per 15c3-1 (a)(2)	$ 19,256
Minimum Dollar Net Capital Requirement	$ 5,000
Minimum Net Capital Requirement	$19,256
Excess Net Capital	$ 10,149
Excess Net Capital at 120%	$ 522
Aggregate Indebtedness from Statement of Financial Condition, net of A-1c liabilities	$ 288,834
Percentage of AI to NC	982.26 %
Debt-Equity Ratio in accordance with 15c3-1(d)	0 %

PTS BROKERAGE, LLC
RECONCILIATION OF NET CAPITAL
REPORTED ON FOCUS IIA

For the Year Ended
DECEMBER 31, 2023

Net Capital Reported on FOCUS IIA	$107,364
Decrease in Net income	(90,597)
Decrease in Non-Allowable Receivables	12,638
Total Adjustments to Net Capital	(77,959)
Net capital	$29,405

PTS BROKERAGE, LLC
EXEMPTIVE PROVISIONS UNDER
15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2023

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission in reliance on Footnote 74 of Release 34-70073 regarding adopting amendments to 17 C.F.R. § 240.17a-5.



ROMEO & CHIAVERELLI LLC
ONE BALA AVENUE
SUITE 234
BALA CYNWYD, PA 19004

Report of Independent Registered Public Accounting Firm
Exemption Report Review

To the Board of Directors:
PTS Brokerage, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, on which PTS Brokerage, LLC identified the following provisions of 17 C.F.R. ~15c3-3(k) under which PTS Brokerage, LLC claimed an exemption from Footnote 74 of SEC Release 34-700073 and PTS Brokerage, LLC stated that PTS Brokerage, LLC. met the identified exemption provisions throughout the most recent fiscal year without exception. PTS Brokerage, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about PTS Brokerage, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) Footnote 74 of SEC Release 34-700073.

Romeo & Chiaverelli LLC CPA's

Romeo & Chiaverelli, LLC
Bala Cynwyd, PA

March 27, 2024





PTS Brokerage, LLC

Professional Trading Services ***Brokerage, LLC***
East Gate Business Center
125 Gaither Drive, Suite C
Mount Laurel, NJ 08054
www.ptsbrokerage.com

Office: (856) 802-9400
Fax: (856) 802-9444
E-mail: pts@ptsbrokerage.com

EXEMPTION REPORT

We confirm, to the best of our knowledge and belief, that:

1. PTS Brokerage, LLC does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2. PTS Brokerage, LLC is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company), (2) did not carry accounts of or for customers, and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

PTS Brokerage, LLC met the conditions of footnote 74 throughout the year ended December 31, 2023 without exception.

Jeremy J. Schank PTS Brokerage, LLC 125 Gaither Drive, Suite C Mount Laurel, NJ 08054 (856) 802-9400	3/27/24 Date

ROMEO & CHIAVERELLI LLC
ONE BALA AVENUE
SUITE 234
BALA CYNWYD, PA 19004

Independent Accountant's Agreed-Upon Procedures Report
On Schedule Of Assessment And Payments (Form SIPC-7)

To The Board of Directors of:
PTS Brokerage, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2023. Management of PTS Brokerage, LLC (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited FormX-17A-5 for the year ended December 31, 2023, with the Total Revenue amount reported in Form SPIC-7 for the year ended December 31, 2023, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Romeo & Chiaverelli, LLC, CPA's

Romeo & Chiaverelli, LLC
Bala Cynwyd, PA
March 27, 2024

PTS BROKERAGE, LLC
SCHEDULE OF ASSESMENT AND PAYMENTS TO THE
SECURITIES INVESTOR PROTECTION CORPORATION

For the Year Ended
DECEMBER 31, 2023

Period Covered	Date Paid	Amount
General Assessment Reconciliation for the year ended December 31, 2023		$1,229
Payment Schedule		
SIPC-6	10/25/2023	577
SIPC-7	01/30/2024	652
Amount Due		$ 0